

April 8, 2024

Jon Faust
Chief Financial Officer
Sanmina Corporation
2700 N. First St
San Jose, CA 95134

      Re: Sanmina Corporation
          Form 10-K for the Fiscal Year Ended September 30, 2023
          Form 8-K filed November 6, 2023
          File No. 000-21272

Dear Jon Faust:

We have reviewed your March 14, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 22, 2024 letter.

Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Revenue Recognition, page 35

1.   We have considered your response to prior comment 2; however, we note Item 303(b)(3) defines CAEs as estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on financial condition or results of operations. We also note CAE disclosures should supplement, but not duplicate, the accounting policies in the notes to the financial statements and, for each CAE, the disclosures should address, to the extent material and reasonably available, the following:

- Why the CAE is subject to uncertainty;
- How much the CAE or assumption (or both) changed during the relevant periods; and
- The sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE's calculation.

Based on these requirements and the information provided in your response letter, it appears to us you should revise future filings to disclose the impact of favorable and unfavorable changes in contract estimates during each period presented. If you continue to believe the disclosures are not material, please provide us your SAB 99 materiality analysis that includes both quantitative and qualitative factors considered in your assessment of materiality and supports your conclusion that the effect of changes in estimates are not material to your financial statements. Please be advised since changes in estimates impact Operating Income and Net Income, any materiality assessment should not be limited to the impact on revenue and gross profit.

Please contact Jean Yu at 202-551-3305 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing